FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For February 1, 2006
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐              No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐              No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐              No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INTRODUCTION

     We prepare the Interim Report as an update of our Annual Report, with a focus on the current period. As such, the Interim Report should be read in conjunction with the Annual Report, which includes detailed analysis of our operations and activities.

Key figures (1)

	1st quarter (2)
	2006	2005
Income from continuing operations	815	1,083
(in millions of euros)
Loss from discontinued operations, net of income taxes	(2)	(82)
(in millions of euros)
Net income	813	1,001
(in millions of euros)
Earnings per share from continuing operations (3)	0.92	1.22
(in euros)
Loss per share from discontinued operations (3)	(0.01)	(0.10)
(in euros)
Earnings per share (3)	0.91	1.12
(in euros)
Net cash from operating and investing activities (4)	(820)	(2,006)
(in millions of euros)
therein: Net cash used in operating activities	(17)	(974)
Net cash used in investing activities	(803)	(1,032)
New orders (4)	26,788	20,412
(in millions of euros)
Sales (4)	20,719	17,030
(in millions of euros)

	December 31, 2005	September 30, 2005
Employees (4) (in thousands)	468	461
Germany	165	165
International	303	296

(1)	Unaudited, focused on continuing operations. (Discontinued operations consist of discontinued mobile devices activities).
(2)	October 1, 2005 and 2004 – December 31, 2005 and 2004, respectively.
(3)	Earnings per share – basic.
(4)	Continuing operations.

Management’s discussion and analysis

Overview of financial results for the first quarter of fiscal 2006

•	Orders rose to €26.788 billion, up 31% compared to the first quarter a year earlier, and sales increased 22%, to €20.719 billion.

•	Net income was €813 million compared to €1.001 billion in the prior-year period.

•	On a continuing basis, net cash from operating and investing activities was a negative €820 million, reflecting a significant increase in net working capital in line with growth. A year earlier, net cash from operating and investing activities was a negative €2.006 billion, including €1.496 billion in supplemental cash pension contributions.

     We believe, the first quarter demonstrates that Siemens’ business portfolio delivers strong growth on the combination of innovative solutions, strong presence in growth markets and acquisitions. Most Groups showed higher earnings, however, net income was affected by severance charges at Com and SBS. With 2006 off to a good start all our measures along with the Product Related Services disposal are directed towards our 2007 targets.

     For the first quarter of fiscal 2006, ended December 31, 2005, Siemens reported net income of €813 million, basic earnings per share of €0.91, and diluted earnings per share of €0.87. In the first quarter a year earlier, net income was €1.001 billion and basic and diluted earnings per share were €1.12 and €1.08, respectively. Discontinued operations lost €2 million in the quarter, compared to €82 million in the same period a year earlier. Excluding discontinued operations, income from continuing operations in the first quarter was €815 million, and corresponding basic and diluted earnings per share were €0.92 and €0.87, respectively. A year earlier, income from continuing operations was €1.083 billion, and corresponding basic and diluted earnings per share were €1.22 and €1.16, respectively.

     Within our Operations Groups, the Information and Communications Groups incurred sharply higher severance charges. Siemens Business Services (SBS) took €207 million in severance charges and posted a substantially higher loss compared to the first quarter a year earlier, and Communications (Com) took €144 million in severance charges. These combined charges offset a gain of €356 million at Com from sales of shares in Juniper Networks, Inc. (Juniper). A year earlier, Com recorded a €208 million gain in the first quarter from Juniper share sales. Aside from Com and SBS, all other Groups within Operations increased their earnings year-over-year except for Power Generation (PG), which sustained an adverse settlement in arbitration. PG nevertheless remained among Siemens’ earnings leaders, along with Automation and Drives (A&D), Medical Solutions (Med), Siemens VDO Automotive (SV) and Osram.

     Earnings from Financing and Real Estate activities were €132 million compared to €136 million in the first quarter a year ago. Earnings from Corporate Treasury activities were also lower year-over-year, at €65 million compared to €104 million. The difference is an outcome of the shift in Siemens’ net debt position associated with substantial cash outflows for acquisitions and a build-up of net working capital associated with growth. Net income was further reduced by higher centrally carried pension expense, which resulted from a reduction in the discount rate assumption at the end of fiscal 2005.

     First-quarter orders of €26.788 billion were up 31% compared to the first quarter a year earlier, including an unusually high level of large orders. Sales increased 22% year-over-year, to €20.719 billion. Excluding currency and portfolio effects, first-quarter orders rose 13% and sales were up 7% year-over-year, with strong order contributions from Power Transmission and Distribution (PTD), Transportation Systems (TS), PG, Siemens Building Technologies (SBT) and A&D. On a regional basis, growth was strongest in Asia-Pacific. In China, orders and sales rose 73% and 59%, while growth was even stronger in India, where orders more than tripled year-over-year. For Asia-Pacific as whole, orders increased 70% year-over-year and sales rose 44%.

     On a continuing basis, Operations in the first quarter used €930 million in net cash from operating and investing activities, including outflows for investments and acquisitions, as well as a significant build-up of net working capital. In the prior-year period, operating and investing activities within Operations used net cash of €1.998 billion, including PG’s acquisition of its wind power business and €1.496 billion in supplemental pension plan contributions. For Siemens on a continuing basis, operating and investing activities in the first quarter used net cash of €820 million, compared to net cash used of €2.006 billion a year earlier.

Results of Siemens

Results of Siemens – First quarter of fiscal 2006 compared to first quarter of fiscal 2005
     The following discussion presents selected information for Siemens for the first quarter:

	First Quarter
(€ in millions)	2006	2005
New orders	26,788	20,412
New orders in Germany	4,818	4,361
New international orders	21,970	16,051
Sales	20,719	17,030
Sales in Germany	4,078	3,966
International sales	16,641	13,064
     Orders of €26.788 billion were up 31% from €20.412 billion a year earlier, including particularly strong demand in Asia-Pacific. Sales for the first quarter of fiscal 2006 were €20.719 billion, a 22% increase from €17.030 billion in the prior-year period. Excluding currency translation effects and the net effect of acquisitions and dispositions, orders rose 13% and sales were up 7%. Large new contracts were numerous and well-distributed, both geographically and among the Groups.
     International orders rose 37% compared to the prior-year period, to €21.970 billion, and sales rose 27% year-over-year, to €16.641 billion. In Germany, orders rose 10%, to €4.818 billion, on a balance of both acquisitions and organic growth, while acquisitions pushed sales up 3%, to €4.078 billion. In Europe outside Germany, orders increased 28%, to €8.148 billion, with a strong contribution from acquisitions. Sales in Europe outside Germany rose 17% year-over- year, to €6.673 billion, including organic growth and acquisitions. The growth in U.S. orders and sales, up 19% at €4.398 billion and up 14% at €3.835 billion, respectively, was strongly influenced by currency translation effects. This factor also influenced growth in Asia-Pacific, where orders climbed 70% year-over-year, to €4.864 billion and sales of €2.852 billion were 44% higher than in the prior-year period. Within Asia-Pacific, orders in China surged 73%, to €1.894 billion, and sales in China were up 59%, at €999 million.

	First Quarter
(€ in millions)	2006	2005
Gross profit on sales	5,608	5,433
as percentage of sales	27.1%	31.9%
     Gross profit increased 3% year-over-year, due to a significant increase in sales compared to the prior-year period. Gross profit margin declined, however, to 27.1% from 31.9%, reflecting substantial severance charges at Com and SBS, as well as a lower margin at PG resulting from the change in sales mix and an adverse result in arbitration related to a turnkey project.

	First Quarter
(€ in millions)	2006	2005
Research and development expenses	(1,289)	(1,126)
as percentage of sales	6.2%	6.6%
Marketing, selling and general administrative expenses	(3,738)	(3,320)
as percentage of sales	18.0%	19.5%
Other operating income, net	69	17
Income from investments in other companies, net	140	144
Income from financial assets and marketable securities, net	340	299
Interest expense of Operations, net	(4)	(14)
Other interest income, net	53	74
     Research and development expenses increased slightly in the first quarter of fiscal 2006, compared to the prior-year period. As a percentage of sales, research and development expenses were 6.2%, down from 6.6% in the first quarter a year earlier. Marketing, selling and general administrative expenses also increased but declined as a percent of sales, from 19.5% to 18.0%, due to significantly higher sales year-over-year. Other operating income, net rose to €69 million from €17 million in the first quarter of fiscal 2005, in part due to gains from real property sales. Income from financial assets and marketable securities in the first quarter was €340 million, up from €299 million. Both periods included gains from the sale of shares in Juniper, which amounted to €356 million in the current year compared to €208 million in the prior-year period. Income from Corporate Treasury activities was lower in the current period, primarily due to interest rate hedging activities not qualifying for hedge accounting.

	First Quarter
(€ in millions)	2006	2005
Income from continuing operations before income taxes	1,179	1,507
Income taxes	(314)	(390)
as percentage of income from continuing operations before income taxes	27%	26%
Income from continuing operations	815	1,083
Loss from discontinued operations, net of income taxes	(2)	(82)
Net income	813	1,001
     In the first quarter, income from continuing operations was €815 million, compared to €1.083 billion a year earlier. The loss from discontinued mobile devices operations, net of income taxes was €2 million compared to €82 million in the prior-year. Net income for the first quarter was €813 million, compared to €1.001 billion in the same period a year earlier.

Segment information analysis
Operations
Information and Communications
Communications (Com)

	First Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	323	372	(13)%
Group profit margin	9.4%	12.0%
Sales	3,420	3,104	10%	4%
New orders	3,894	3,544	10%	3%

*	Excluding currency translation effects of 6% on sales and orders, and portfolio effects of 1% on orders.
     Com recorded double-digit growth in the first quarter, increasing sales to €3.420 billion and orders to €3.894 billion. Volume growth came from Com’s large carrier networks business, which also increased its earnings contribution year-over-year. While the enterprise networks business posted a modest increase in sales year-over-year, significant severance charges contributed to a loss compared to a positive contribution a year earlier. Com’s devices business declined compared to the prior year. For Com overall, Group profit of €323 million included €356 million from the sale of its remaining Juniper shares, more than offsetting a total of €144 million in severance charges. For comparison, Group profit of €372 million in the first quarter a year earlier included €208 million in gains from Juniper share sales.
Siemens Business Services (SBS)

	First Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	(229)	(25)
Group profit margin	(16.3)%	(2.0)%
Sales	1,406	1,256	12%	4%
New orders	1,505	1,850	(19)%	(23)%

*	Excluding currency translation effects of 2% on sales and orders, and portfolio effects of 6% and 2% on sales and orders, respectively.
     Orders at SBS in the first quarter reached €1.505 billion but came in below the high level of the prior-year period, which included a larger contribution from long-term outsourcing contracts partly involving acquisitions. Conversion of these earlier orders to current business contributed to SBS’ 12% rise in first-quarter sales year-over-year. Severance charges totaling €207 million contributed substantially to the Group’s loss of €229 million for the quarter.
     During the quarter, SBS reached an agreement to sell its Product Related Services business to a Siemens joint venture, Fujitsu Siemens Computers BV. The transaction is expected to close in the third quarter.

Automation and Control
Automation and Drives (A&D)

	First Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	354	298	19%
Group profit margin	12.1%	13.0%
Sales	2,928	2,295	28%	8%
New orders	3,628	2,554	42%	15%

*	Excluding currency translation effects of 4% and 5% on sales and orders, respectively, and portfolio effects of 16% and 22% on sales and orders, respectively.
     In the first quarter, A&D increased Group profit 19% to €354 million, including positive contributions from Flender Holding GmbH and Robicon Corp., acquired in the fourth quarter of fiscal 2005. Sales and orders climbed to €2.928 billion and €3.628 billion, respectively, as A&D combined volume from its new activities with broad-based organic growth, particularly in China and India.
     Beginning in fiscal 2006, A&D includes the Electronics Assembly Systems division on a retroactive basis, to provide a meaningful comparison with prior periods. The division was formerly part of the Logistics and Assembly Systems Group (L&A), which was dissolved as of the beginning of fiscal 2006.
Industrial Solutions and Services (I&S)

	First Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	55	35	57%
Group profit margin	2.8%	2.6%
Sales	1,978	1,368	45%	11%
New orders	2,705	1,749	55%	(2)%

*	Excluding currency translation effects of 6% and 5% on sales and orders, respectively, and portfolio effects of 28% and 52% on sales and orders, respectively.
     Beginning in fiscal 2006, I&S includes the Airport Logistics and Postal Automation divisions, formerly of L&A, on a retroactive basis. Results for I&S also include significant portions of VA Technologie AG (VA Tech), which Siemens acquired between the periods under review.
     I&S recorded a broad-based rise in first-quarter Group profit, to €55 million, including positive contributions from its new businesses. Sales rose to €1.978 billion, on double-digit organic growth combined with new revenues from the Group’s expansion. Orders climbed to €2.705 billion, primarily due to new volume from the VA Tech business, particularly a large order in Poland.
Siemens Building Technologies (SBT)

	First Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	50	49	2%
Group profit margin	4.5%	4.9%
Sales	1,102	1,010	9%	4%
New orders	1,373	1,088	26%	19%

*	Excluding currency translation effects of 4% and 6% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.

     Group profit at SBT was €50 million in the first quarter. For comparison, Group profit of €49 million in the same period a year earlier included a gain on the sale of an investment. Sales of €1.102 billion in the first quarter were up 9% year-over-year, and orders climbed 26%, to €1.373 billion, including broad-based growth in SBT’s security, safety, building comfort and building automation solutions.
Power
Power Generation (PG)

	First Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	177	214	(17)%
Group profit margin	8.5%	13.6%
Sales	2,074	1,578	31%	16%
New orders	4,060	2,485	63%	44%

*	Excluding currency translation effects of 4% on sales and orders, and portfolio effects of 11% and 15% on sales and orders, respectively.
     PG contributed Group profit of €177 million in the first quarter. The difference compared to the prior year is due to an adverse result in arbitration related to a turnkey project in the Philippines, which dates back to 1999 and for which the Group had previously taken some provisions. Group profit for the current period included €33 million in cancellation gains, compared to €29 million in the prior-year period. The decline in earnings margin also reflects the shift in the Group’s sales mix toward faster growth in industrial turbine and alternative energy activities relative to fossil power generation. Sales climbed 31% compared to the prior-year period, to €2.074 billion, and orders jumped 63%, to €4.060 billion, on broad-based demand including major orders in Europe and Asia-Pacific.
Power Transmission and Distribution (PTD)

	First Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	84	52	62%
Group profit margin	5.8%	6.2%
Sales	1,456	834	75%	23%
New orders	2,473	1,093	126%	72%

*	Excluding currency translation effects of 9% and 13% on sales and orders, respectively, and portfolio effects of 43% and 41% on sales and orders, respectively.
     PTD posted higher Group profit of €84 million in the first quarter, combining a positive contribution from its portion of the VA Tech acquisition with broad-based earnings increases in its existing businesses. PTD also delivered significant organic growth to go along with new volume from VA Tech, particularly in its High Voltage division which won two large contracts in the Middle East. As a result, PTD’s sales climbed 75% year-over-year, to €1.456 billion, and the Group’s orders more than doubled, to a record €2.473 billion.

Transportation
Transportation Systems (TS)

	First Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	21	20	5%
Group profit margin	2.0%	2.0%
Sales	1,064	1,014	5%	1%
New orders	2,077	1,230	69%	65%

*	Excluding currency translation effects of 2% and 3% on sales and orders, respectively, and portfolio effects of 2% and 1% on sales and orders, respectively.
     First-quarter Group profit at TS was up year-over-year, at €21 million, and sales also rose compared to the same quarter a year earlier. Orders for TS overall surged 69% year-over-year, to €2.077 billion, on major new orders for trains in China, Spain and Austria, as well as rising demand for mass transit and rail automation solutions.
Siemens VDO Automotive (SV)

	First Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	163	144	13%
Group profit margin	6.7%	6.3%
Sales	2,448	2,285	7%	2%
New orders	2,448	2,294	7%	2%

*	Excluding currency translation effects of 5% on sales and orders.
     SV’s first-quarter Group profit of €163 million includes higher R&D investments compared to the prior year and a gain on the sale of its portion of a joint venture in North America. Sales and orders were up 7% compared to the first quarter a year earlier, led by growth in the Powertrain division and Chassis and Carbody division.
Medical
Medical Solutions (Med)

	First Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	246	215	14%
Group profit margin	12.4%	13.0%
Sales	1,984	1,656	20%	11%
New orders	2,156	2,030	6%	(1)%

*	Excluding currency translation effects of 7% and 6% on sales and orders, respectively, and portfolio effects of 2% and 1% on sales and orders, respectively.
     In the first quarter, Med increased Group profit 14% year-over-year, to €246 million. The Group’s earnings margin reflects currency-related effects, as well as higher R&D investments compared to the prior-year period. Installations of Med’s advanced diagnostics imaging solutions drove a double-digit increase in sales, which reached €1.984 billion, and orders rose to €2.156 billion for the quarter.

Lighting
Osram

	First Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	125	120	4%
Group profit margin	10.8%	11.1%
Sales	1,158	1,083	7%	1%
New orders	1,158	1,083	7%	1%

*	Excluding currency translation effects of 6% on sales and orders.
     Osram increased its first-quarter Group profit to €125 million and sales rose 7%, to €1.158 billion. Higher revenues, particularly including growth in the Americas, led to higher capacity utilization and improved earnings in the Group’s largest division, General Lighting.
Other Operations
     Other Operations consist of centrally held equity investments, joint ventures and operating businesses not related to a Group. Other Operations includes the Dematic businesses which were carved out of the former L&A Group and are presented on a retroactive basis, to provide a meaningful comparison with prior periods, as well as a small portion of the VA Tech business, which Siemens acquired in the fourth quarter of fiscal 2005. In the first quarter, Group profit from Other Operations was €33 million, down from €71 million a year earlier due largely to losses in the Dematic businesses. Sales for Other Operations totaled €997 million compared to €744 million a year earlier, as decreases in the Dematic businesses year-over-year, were more than offset by the contributions from the acquired VA Tech business.
Corporate items, pensions and eliminations
     Corporate items, pensions and eliminations totaled a negative €329 million in the first quarter, compared to a negative €270 million in the same period a year earlier. The primary difference year-over-year is an increase in centrally carried pension expense, resulting from a reduction in the discount rate assumption at September 30, 2005.
Financing and Real Estate
Siemens Financial Services (SFS)

	First Quarter
(€ in millions)	2006	2005	% Change
Income before income taxes	79	99	(20)%
	Dec. 31,	Sept. 30,
	2005	2005
Total assets	10,398	10,148	2%
     Income before income taxes at SFS was €79 million in the first quarter. For comparison, the prior-year level included a gain on the sale of an investment. Total assets at the end of the current period were 2% higher compared to the end of fiscal 2005 due to expanded leasing activities.

Siemens Real Estate (SRE)

	First Quarter
(€ in millions)	2006	2005	% Change
Income before income taxes	53	37	43%
Sales	411	383	7%
	Dec. 31,	Sept. 30,
	2005	2005
Total assets	3,361	3,496	(4)%
     In the first quarter, SRE recorded income before income taxes of €53 million compared to €37 million in the prior-year period. The difference includes positive effects in the current year related to sales of real property.
Eliminations, reclassifications and Corporate Treasury
     Income before income taxes from Eliminations, reclassifications and Corporate Treasury was €65 million compared to €104 million a year earlier. The difference was due mainly to reduced interest rate hedging activities not qualifying for hedge accounting, as business growth, particularly involving substantial cash outflows for acquisitions and a build-up of net working capital, resulted in a shift in Siemens’ net debt position.
Liquidity, capital resources and capital requirements
Cash flow – First three months of fiscal 2006 compared to first three months of fiscal 2005
     The following discussion presents an analysis of Siemens’ cash flows for the fiscal quarters ended December 31, 2005 and 2004. The first table below presents net cash flow for continuing and discontinued operations in which net cash flow from discontinued operations is explained in more detail. The second table, which focuses only on continuing operations, then analyzes net cash flow for Siemens’ components.

	Continuing operations		Discontinued operations		Continuing and discontinued operations
			First Quarter
(€ in millions)	2006	2005	2006	2005	2006	2005
Net cash used in:
Operating activities	(17)	(974)	(160)	(282)	(177)	(1,256)
Investing activities	(803)	(1,032)	(2)	(17)	(805)	(1,049)

Net cash used in operating and investing activities	(820)	(2,006)	(162)	(299)	(982)	(2,305)

     On a continuing basis, net cash used in operating and investing activities was €820 million in the first quarter of fiscal 2006, compared to net cash used of €2.006 billion in the prior-year period. In the first quarter of fiscal 2006, discontinued operations used net cash of €162 million relating to the sale of the mobile devices business. Discontinued operations used net cash from operating and investing activities of €299 million in the prior year. In total, including continuing and discontinued operations, net cash used in operating and investing activities was €982 million, compared to net cash used of €2.305 billion in the same period a year earlier.

			SFS, SRE and Corporate
Continuing operations	Operations		Treasury *		Siemens
			First Quarter
(€ in millions)	2006	2005	2006	2005	2006	2005
Net cash provided by (used in):
Operating activities	(456)	(1,342)	439	368	(17)	(974)
Investing activities	(474)	(656)	(329)	(376)	(803)	(1,032)

Net cash provided by (used in) operating and investing activities – continuing operations	(930)	(1,998)	110	(8)	(820)	(2,006)

*	Also includes eliminations and reclassifications.
     In the first quarter of fiscal 2006, Operations used net cash from operating activities of €456 million, compared to net cash used of €1.342 billion in the prior-year period. In the current period, net working capital rose significantly in line with overall business growth. This increase was partly offset by a rise in other current liabilities due to higher advance payments, which are also associated with strong order growth, particularly at PG and TS. The prior year included contributions to Siemens pension plans of €1.496 billion. Within Corporate Treasury and the Financing and Real Estate activities, net cash provided by operating activities was €439 million in the first quarter, up from €368 million in the prior year. Siemens used net cash of €17 million from operating activities, compared to net cash used of €974 million in the same period a year earlier.
     Operations used net cash from investing activities of €474 million in the current period, compared to €656 million a year earlier. While additions to intangible assets and property, plant and equipment increased in the first quarter of fiscal 2006, compared to the prior year, cash outflows for acquisitions in the current period were lower than in the prior-year period, which included the acquisition of Bonus Energy A/S at PG. Proceeds from sales of marketable securities increased year-over-year, reflecting proceeds from the sale of Juniper shares of €465 million in the current year, compared to €263 million a year ago. Within Corporate Treasury and the Financing and Real Estate activities net cash used in investing activities in the current quarter was €329 million down from €376 million in the prior-year period. Siemens used net cash from investing activities of €803 million. In the same period a year earlier Siemens used net cash of €1.032 billion.
     Financing activities used net cash of €340 million in the first quarter of fiscal 2006. Net cash provided of €704 million a year earlier included proceeds from the issuance of short-term debt.
Pension plan funding
     At the end of the first three months of fiscal 2006, the combined funding status of Siemens’ principal pension plans showed an underfunding of €3.1 billion, compared to an underfunding of €3.5 billion at the end of fiscal 2005. The improvement was due to regular contributions, as well as a higher-than-expected actual return on plan assets in the first quarter.
     The fair value of plan assets of Siemens’ principal funded pension plans on December 31, 2005 was €22.2 billion, compared to €21.5 billion on September 30, 2005.
     In the first three months of fiscal 2006, regular employer contributions amounted to €362 million compared to €199 million in the prior-year quarter. The first quarter of the prior year included supplemental cash contributions of €1.496 billion.
     The estimated projected benefit obligation (PBO) for Siemens’ principal pension plans, which takes into account future compensation increases, amounted to €25.3 billion on December 31, 2005. This was approximately €300 million higher than the PBO of €25.0 billion on September 30, 2005, due to the net of pension service and interest costs less benefits paid during the quarter plus currency translation effects.
     For more information on Siemens’ pension plans, see “Notes to Consolidated Financial Statements.”

EVA performance
     Siemens ties a portion of its executive incentive compensation to achieving economic value added (EVA) targets. EVA measures the profitability of a business (using Group profit for the Operations Groups and income before income taxes for the Financing and Real Estate businesses as a base) against the additional cost of capital used to run a business (using Net capital employed for the Operations Groups and risk-adjusted equity for the Financing and Real Estate businesses as a base). A positive EVA means that a business has earned more than its cost of capital, whereas a negative EVA means that a business has earned less than its cost of capital. Depending on the EVA development year-over-year, a business is defined as value-creating or value-destroying. Other companies that use EVA may define and calculate EVA differently. EVA in the first quarter of fiscal 2006 was positive but below the level a year earlier.
Legal proceeding
     On January 19, 2006, the U.S. Attorney for the Northern District of Illinois charged Siemens Medical Solutions US (SMS) with committing mail and wire fraud in connection with a bid on a public contract for radiological equipment in the year 2000. The charges are based on alleged non-compliance with certain bidding terms and alleged misconduct during a trial related to the fulfillment of such terms. The bidding terms of the public contract were later ruled unconstitutional. SMS, which has cooperated with the government’s investigation, considers the allegations as unjustified and intends to oppose them in court.
     This Interim Report contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens worldwide, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS AG
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended December 31, 2005 and 2004
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2006	2005	2006	2005	2006	2005	2006	2005
Net sales	20,719	17,030	(408)	(387)	20,569	16,897	558	520
Cost of sales	(15,111)	(11,597)	408	387	(15,072)	(11,573)	(447)	(411)

Gross profit on sales	5,608	5,433	—	—	5,497	5,324	111	109
Research and development expenses	(1,289)	(1,126)	—	—	(1,289)	(1,126)	—	—
Marketing, selling and general administrative expenses	(3,738)	(3,320)	(1)	(1)	(3,659)	(3,246)	(78)	(73)
Other operating income (expense), net	69	17	(21)	(25)	41	11	49	31
Income from investments in other companies, net	140	144	—	—	124	115	16	29
Income (expense) from financial assets and marketable securities, net	340	299	(20)	69	363	231	(3)	(1)
Interest income (expense) of Operations, net	(4)	(14)	—	—	(4)	(14)	—	—
Other interest income (expense), net	53	74	107	61	(91)	(28)	37	41

Income from continuing operations before income taxes	1,179	1,507	65	104	982	1,267	132	136
Income taxes(1)	(314)	(390)	(17)	(27)	(262)	(328)	(35)	(35)
Minority interest	(50)	(34)	—	—	(50)	(34)	—	—

Income from continuing operations	815	1,083	48	77	670	905	97	101
Income (loss) from discontinued operations, net of income taxes	(2)	(82)	—	—	(2)	(83)	—	1

Net income	813	1,001	48	77	668	822	97	102

Basic earnings per share
Income from continuing operations	0.92	1.22
Loss from discontinued operations	(0.01)	(0.10)

Net income	0.91	1.12

Diluted earnings per share
Income from continuing operations	0.87	1.16
Loss from discontinued operations	—	(0.08)

Net income	0.87	1.08

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.
The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of December 31, 2005 and September 30, 2005
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	12/31/05	9/30/05	12/31/05	9/30/05	12/31/05	9/30/05	12/31/05	9/30/05
ASSETS
Current assets
Cash and cash equivalents	6,824	8,121	5,505	6,603	1,263	1,471	56	47
Marketable securities	1,306	1,789	—	—	1,288	1,772	18	17
Accounts receivable, net	18,066	17,122	3	(6)	13,963	12,758	4,100	4,370
Intracompany receivables	—	—	(14,365)	(15,489)	14,339	15,362	26	127
Inventories, net	13,730	12,812	(7)	(4)	13,635	12,744	102	72
Deferred income taxes	1,503	1,484	(184)	(178)	1,606	1,580	81	82
Assets held for sale	382	245	—	—	382	245	—	—
Other current assets	5,426	5,230	436	506	3,851	3,746	1,139	978
Total current assets	47,237	46,803	(8,612)	(8,568)	50,327	49,678	5,522	5,693

Long-term investments	3,935	3,768	—	—	3,583	3,463	352	305
Goodwill	9,260	8,930	—	—	9,133	8,799	127	131
Other intangible assets, net	3,088	3,107	—	—	3,071	3,092	17	15
Property, plant and equipment, net	12,167	12,012	—	—	8,439	8,217	3,728	3,795
Deferred income taxes	6,365	6,321	1,558	1,541	4,772	4,743	35	37
Other assets	5,487	5,264	131	106	1,889	1,836	3,467	3,322
Other intracompany receivables	—	—	(1,648)	(1,632)	1,641	1,626	7	6
Total assets	87,539	86,205	(8,571)	(8,553)	82,855	81,454	13,255	13,304

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	4,277	3,999	3,250	3,049	730	564	297	386
Accounts payable	9,840	10,171	(4)	(1)	9,624	9,965	220	207
Intracompany liabilities	—	—	(15,576)	(15,998)	9,315	9,134	6,261	6,864
Accrued liabilities	10,179	10,169	117	115	9,935	9,898	127	156
Deferred income taxes	1,835	1,938	(483)	(475)	2,091	2,203	227	210
Liabilities held for sale	369	289	—	—	369	289	—	—
Other current liabilities	14,312	13,058	308	222	13,698	12,559	306	277
Total current liabilities	40,812	39,624	(12,388)	(13,088)	45,762	44,612	7,438	8,100

Long-term debt	7,866	8,436	6,715	6,937	760	978	391	521
Pension plans and similar commitments	5,235	4,917	—	—	5,233	4,917	2	—
Deferred income taxes	423	427	9	(26)	242	274	172	179
Other accruals and provisions	4,814	5,028	91	91	4,218	4,519	505	418
Other intracompany liabilities	—	—	(2,998)	(2,467)	302	284	2,696	2,183
	59,150	58,432	(8,571)	(8,553)	56,517	55,584	11,204	11,401

Minority interests	688	656	—	—	688	656	—	—
Shareholders’ equity
Common stock, no par value Authorized: 1,113,295,461 and 1,113,295,461 shares, respectively Issued: 891,085,461 and 891,085,461 shares, respectively	2,673	2,673
Additional paid-in capital	5,166	5,167
Retained earnings	27,396	26,583
Accumulated other comprehensive income (loss)	(7,459)	(7,305)
Treasury stock, at cost 1,104,755 and 9,004 shares, respectively	(75)	(1)

Total shareholders’ equity	27,701	27,117	—	—	25,650	25,214	2,051	1,903

Total liabilities and shareholders’ equity	87,539	86,205	(8,571)	(8,553)	82,855	81,454	13,255	13,304
The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the three months ended December 31, 2005 and 2004
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2006	2005	2006	2005	2006	2005	2006	2005
Cash flows from operating activities
Net income	813	1,001	48	77	668	822	97	102
Adjustments to reconcile net income to cash provided
Minority interest	54	38	—	—	54	38	—	—
Amortization, depreciation and impairments	701	667	—	—	603	577	98	90
Deferred taxes	49	77	3	8	40	60	6	9
Losses (gains) on sales and disposals of businesses and real estate, net	(54)	(4)	—	—	(23)	2	(31)	(6)
(Gains) on sales of investments, net	(26)	(8)	—	—	(26)	(8)	—	—
(Gains) on sales and impairments of marketable securities, net	(351)	(228)	—	—	(351)	(228)	—	—
(Income) from equity investees, net of dividends received	(95)	(110)	—	—	(80)	(99)	(15)	(11)
Change in current assets and liabilities
(Increase) decrease in inventories, net	(813)	(672)	3	—	(787)	(683)	(29)	11
(Increase) decrease in accounts receivable, net	(802)	135	309	32	(1,121)	83	10	20
Increase (decrease) in outstanding balance of receivables sold	(85)	(67)	(35)	(57)	(50)	(10)	—	—
(Increase) decrease in other current assets	(241)	(348)	(66)	246	(149)	(485)	(26)	(109)
Increase (decrease) in accounts payable	(438)	(435)	(4)	(6)	(447)	(391)	13	(38)
Increase (decrease) in accrued liabilities	(43)	75	3	(13)	(39)	145	(7)	(57)
Increase (decrease) in other current liabilities	1,013	261	61	(20)	925	209	27	72
Supplemental contributions to pension trusts	—	(1,496)	—	—	—	(1,496)	—	—
Change in other assets and liabilities	141	(142)	(3)	47	167	(161)	(23)	(28)

Net cash provided by (used in) operating activities – continuing and discontinued operations	(177)	(1,256)	319	314	(616)	(1,625)	120	55
Net cash provided by (used in) operating activities – continuing operations	(17)	(974)	319	314	(456)	(1,342)	120	54
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(844)	(619)	—	—	(688)	(486)	(156)	(133)
Acquisitions, net of cash acquired	(291)	(518)	—	—	(289)	(518)	(2)	—
Purchases of investments	(158)	(54)	—	—	(146)	(46)	(12)	(8)
Purchases of marketable securities	(40)	(2)	—	(1)	(39)	(1)	(1)	—
(Increase) decrease in receivables from financing activities	(262)	(284)	(332)	(80)	—	—	70	(204)
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	35	57	—	—	(35)	(57)
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	303	115	—	—	199	84	104	31
Proceeds from sales and dispositions of businesses	12	1	—	—	12	1	—	—
Proceeds from sales of marketable securities	475	312	—	8	475	293	—	11

Net cash provided by (used in) investing activities – continuing and discontinued operations	(805)	(1,049)	(297)	(16)	(476)	(673)	(32)	(360)
Net cash provided by (used in) investing activities – continuing operations	(803)	(1,032)	(297)	(16)	(474)	(656)	(32)	(360)
Cash flows from financing activities
Purchase of common stock	(172)	(114)	—	—	(172)	(114)	—	—
Proceeds from re-issuance of treasury stock	81	20	—	—	81	20	—	—
Change in short-term debt	(213)	824	(6)	748	(139)	55	(68)	21
Dividends paid to minority shareholders	(36)	(26)	—	—	(36)	(26)	—	—
Intracompany financing	—	—	(1,130)	(2,503)	1,140	2,202	(10)	301

Net cash provided by (used in) financing activities	(340)	704	(1,136)	(1,755)	874	2,137	(78)	322
Effect of exchange rates on cash and cash equivalents	25	(107)	16	(88)	10	(19)	(1)	—
Net increase (decrease) in cash and cash equivalents	(1,297)	(1,708)	(1,098)	(1,545)	(208)	(180)	9	17
Cash and cash equivalents at beginning of period	8,121	12,190	6,603	11,251	1,471	908	47	31

Cash and cash equivalents at end of period	6,824	10,482	5,505	9,706	1,263	728	56	48

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
For the three months ended December 31, 2005 and the fiscal year ended September 30, 2005
(in millions of €)

				Accumulated other
				comprehensive income (loss)
		Additional		Cumulative	Available-		Minimum		Treasury
	Common	paid-in	Retained	translation	for-sale	Derivative	pension	Total	shares
	stock	capital	earnings	adjustment	securities	instruments	liability	AOCI	at cost	Total
Balance at October 1, 2004	2,673	5,121	25,447	(1,076)	160	55	(5,525)	(6,386)	—	26,855

Net income	—	—	2,248	—	—	—	—	—	—	2,248
Change in currency translation adjustment	—	—	—	483	—	—	—	483	—	483
Change in unrealized gains and losses	—	—	—	—	(13)	(144)	(1,245)	(1,402)	—	(1,402)

Total comprehensive income	—	—	2,248	483	(13)	(144)	(1,245)	(919)	—	1,329
Dividends paid	—	—	(1,112)	—	—	—	—	—	—	(1,112)
Issuance of common stock and stock-based compensation	—	60	—	—	—	—	—	—	—	60
Purchase of common stock	—	—	—	—	—	—	—	—	(219)	(219)
Re-issuance of treasury stock	—	(14)	—	—	—	—	—	—	218	204

Balance at September 30, 2005	2,673	5,167	26,583	(593)	147	(89)	(6,770)	(7,305)	(1)	27,117

Net income	—	—	813	—	—	—	—	—	—	813
Change in currency translation adjustment	—	—	—	140	—	—	—	140	—	140
Change in unrealized gains and losses	—	—	—	—	(225)	(69)	—	(294)	—	(294)

Total comprehensive income	—	—	813	140	(225)	(69)	—	(154)	—	659
Dividends paid	—	—	—	—	—	—	—	—	—	—
Issuance of common stock and stock-based compensation	—	12	—	—	—	—	—	—	—	12
Purchase of common stock	—	—	—	—	—	—	—	—	(172)	(172)
Re-issuance of treasury stock	—	(13)	—	—	—	—	—	—	98	85

Balance at December 31, 2005	2,673	5,166	27,396	(453)	(78)	(158)	(6,770)	(7,459)	(75)	27,701

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG
SEGMENT INFORMATION (continuing operations – unaudited)
As of and for three months ended December 31, 2005 and 2004 and as of September 30, 2005
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Operations Groups
Communications (Com)	3,894	3,544	3,354	3,003	66	101	3,420	3,104	323	372
Siemens Business Services (SBS)	1,505	1,850	1,059	946	347	310	1,406	1,256	(229)	(25)
Automation and Drives (A&D)(5)	3,628	2,554	2,573	1,985	355	310	2,928	2,295	354	298
Industrial Solutions and Services (I&S)(5)	2,705	1,749	1,744	1,133	234	235	1,978	1,368	55	35
Siemens Building Technologies (SBT)	1,373	1,088	1,083	989	19	21	1,102	1,010	50	49
Power Generation (PG)	4,060	2,485	2,071	1,567	3	11	2,074	1,578	177	214
Power Transmission and Distribution (PTD)	2,473	1,093	1,348	778	108	56	1,456	834	84	52
Transportation Systems (TS)	2,077	1,230	1,038	989	26	25	1,064	1,014	21	20
Siemens VDO Automotive (SV)	2,448	2,294	2,445	2,281	3	4	2,448	2,285	163	144
Medical Solutions (Med)	2,156	2,030	1,974	1,639	10	17	1,984	1,656	246	215
Osram	1,158	1,083	1,139	1,065	19	18	1,158	1,083	125	120
Other Operations(5)(6)	1,011	740	685	454	312	290	997	744	33	71

Total Operations Groups	28,488	21,740	20,513	16,829	1,502	1,398	22,015	18,227	1,402	1,565
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,853)	(1,478)	12	12	(1,458)	(1,342)	(1,446)	(1,330)	(329)	(270)
Other interest expense	—	—	—	—	—	—	—	—	(91)	(28)
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	26,635	20,262	20,525	16,841	44	56	20,569	16,897	982	1,267

									Income before income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	150	140	130	124	20	16	150	140	79	99
Siemens Real Estate (SRE)	411	383	64	65	347	318	411	383	53	37
Eliminations	(3)	(3)	—	—	(3)	(3)	(3)	(3)	—	—

Total Financing and Real Estate	558	520	194	189	364	331	558	520	132	136

Eliminations, reclassifications and Corporate Treasury	(405)	(370)	—	—	(408)	(387)	(408)	(387)	65	104

Siemens	26,788	20,412	20,719	17,030	—	—	20,719	17,030	1,179	1,507

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	12/31/05	9/30/05	2006		2005		2006	2005	2006	2005
Operations Groups
Communications (Com)	1,914	1,883	(7)		(20)		97	75	94	105
Siemens Business Services (SBS)	485	296	(413)		(190)		76	63	68	56
Automation and Drives (A&D)(5)	3,942	3,691	120		257		109	44	52	48
Industrial Solutions and Services (I&S)(5)	1,625	1,775	(86)		86		95	13	33	20
Siemens Building Technologies (SBT)	1,665	1,453	(145)		(73)		109	67	23	24
Power Generation (PG)	2,587	2,625	216		(215)		136	374	49	39
Power Transmission and Distribution (PTD)	1,933	1,869	38		24		30	31	27	15
Transportation Systems (TS)	470	584	165		(173)		34	15	12	12
Siemens VDO Automotive (SV)	4,009	3,823	27		198		164	106	101	96
Medical Solutions (Med)	3,912	3,685	88		6		54	56	59	47
Osram	2,123	2,065	108		204		66	51	61	64
Other Operations(5)(6)	1,985	1,608	(187)		(256)		78	153	22	27

Total Operations Groups	26,650	25,357	(76)		(152)		1,048	1,048	601	553
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,551)	(3,690)	(854	)(7)	(1,846	)(7)	72	(15)	(2)	3
Other interest expense	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	59,756	59,787	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	82,855	81,454	(930)		(1,998)		1,120	1,033	599	556

	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	10,398	10,148	89		(176)		113	80	56	46
Siemens Real Estate (SRE)	3,361	3,496	28		(104)		57	61	42	44
Eliminations	(504)	(340)	(29	)(7)	(26	)(7)	—	—	—	—

Total Financing and Real Estate	13,255	13,304	88		(306)		170	141	98	90

Eliminations, reclassifications and Corporate Treasury	(8,571)	(8,553)	22	(7)	298	(7)	—	—	—	—

Siemens	87,539	86,205	(820)		(2,006)		1,290	1,174	697	646

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	The divisions of the dissolved L&A Group were allocated as follows for all periods presented: Electronic Assembly Systems were reclassified to A&D, Postal Automation and Airport Logistics were reclassified to I&S and Distribution and Industry Logistics as well as Material Handling Products were reclassified to Other Operations. For further information see Annual Report 2005.
(6)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(7)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
NOTES
1. Basis of presentation
     The accompanying Consolidated Financial Statements present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). Siemens prepares and reports on its Consolidated Financial Statements in euros (€).
     Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering.
     Interim financial statements—The accompanying Consolidated Balance Sheet as of December 31, 2005, the Consolidated Statements of Income and Cash Flows for the three months ended December 31, 2005 and 2004, the Consolidated Statement of Changes in Shareholders’ Equity for the three months ended December 31, 2005 and the Notes to the Consolidated Financial Statements are unaudited and have been prepared for interim financial information. The interim financial statements are based on the accounting principles and practices applied in the preparation of the financial statements for the last fiscal year except as indicated below. In the opinion of management, these unaudited Consolidated Financial Statements include all adjustments of a normal and recurring nature and necessary for a fair presentation of results for the interim periods. These interim financial statements should be read in connection with the Consolidated Financial Statements included in the Company’s 2005 Annual Report. Results for the three months ended December 31, 2005 are not necessarily indicative of future results.
     Financial statement presentation—The presentation of the Company’s worldwide financial data (Siemens) is accompanied by a component model that shows the worldwide financial position, results of operations and cash flows for the operating businesses (Operations) separately from those for financing and real estate activities (Financing and Real Estate), the Corporate Treasury and certain elimination and reclassification effects (Eliminations, reclassifications and Corporate Treasury). These components contain the Company’s reportable segments (also referred to as “Groups”). The financial data presented for these components are not intended to present the financial position, results of operations and cash flows as if they were separate entities under U.S. GAAP. See also Note 15. The information disclosed in these Notes relates to Siemens unless otherwise stated.
     Basis of consolidation—The Consolidated Financial Statements include the accounts of Siemens AG and all subsidiaries which are directly or indirectly controlled. Additionally, the Company consolidates variable interest entities (VIEs) for which it is deemed to be the primary beneficiary. Associated companies—companies in which Siemens has the ability to exercise significant influence over their operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting.
     Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Reclassification—The presentation of certain prior year information has been reclassified to conform to the current year presentation.
     Stock-based compensation—As of October 1, 2005, the Company adopted Statements of Financial Accounting Standards (SFAS) 123 (revised 2004) Share-Based Payment (SFAS 123R), which replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. SFAS 123R requires companies to recognize stock-based compensation expense, with certain limited exceptions, based on fair value. Siemens uses a Black-Scholes option pricing model to determine the fair value of its stock-based compensation plans. In transitioning to SFAS 123R, the Company applied the modified prospective method. Commencing with the adoption of SFAS 123R, liability classified awards are remeasured to fair value at each reporting date until the award is settled. Equity awards granted, modified, repurchased or cancelled beginning October 1, 2005 and unvested equity awards granted prior to October 1, 2005, are measured at their grant-date fair value. Related compensation expense is recognized over the vesting period for awards expected to ultimately vest. Equity awards vested prior to the effective date continue to be accounted for under recognition and measurement provisions of APB Opinion No. 25 and related interpretations.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     The adoption of SFAS 123R, including the remeasurement to fair value of liability classified awards, did not have a material effect on the Company’s consolidated financial statements, due primarily to the adoption of the fair value measurement provisions of SFAS 123 on October 1, 2003 for which the prospective method was applied. Due to the insignificance of the impact of adopting SFAS 123R on the prior year period presentation, pro forma disclosures have been omitted.
     See Note 13 for further information on stock-based compensation.
2. Discontinued Operations
     In fiscal 2005, Siemens sold its Mobile Devices (MD) business, which was part of Com, to BenQ Corporation (BenQ) based in Taiwan. As part of this transaction, Siemens purchased €50 in Global Depositary Receipts (GDR’s) on common shares in BenQ in December 2005, representing a 2.4 percent investment in BenQ. Assets and liabilities held for sale as at December 31, 2005 amounted to €382 and €369, respectively. In the three months ended December 31, 2005 and 2004, Loss from discontinued operations includes net sales of €344 and €1,137 respectively as well as €6 and €136, respectively, in pre-tax losses after minority interests. For further information on discontinued operations, see our Annual Report for the year ended September 30, 2005.
3. Other operating income (expense), net

	Three months ended
	December 31,
	2005	2004
Gains (losses) on sales and disposals of businesses, net	20	(11)
Gains on sales of real estate, net	34	15
Other, net	15	13

	69	17

4. Interest income, net

	Three months ended
	December 31,
	2005	2004
Interest income (expense) of Operations, net	(4)	(14)
Other interest (expense) income, net	53	74

Total interest income, net	49	60

Thereof: Interest and similar income	192	176
Thereof: Interest and similar expense	(143)	(116)
     Interest income (expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest (expense) income, net includes all other interest amounts primarily consisting of interest relating to debt and associated hedging activities as well as interest income on corporate assets.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
5. Inventories, net

	December 31,	September 30,
	2005	2005
Raw materials and supplies	2,749	2,452
Work in process	2,923	2,724
Costs and earnings in excess of billings on uncompleted contracts	7,673	7,242
Finished goods and products held for resale	3,036	2,696
Advances to suppliers	685	558

	17,066	15,672
Advance payments received	(3,336)	(2,860)

	13,730	12,812

6. Marketable securities
     In the three months ended December 31, 2005, the Company sold its remaining interest in Juniper Networks, Inc. (Juniper) representing 22.8 million shares for net proceeds of €465. The transaction resulted in a pre-tax gain of €356 which is reported in Income (expense) from financial assets and marketable securities, net. In connection with the sale, €206 were reclassified from Accumulated other comprehensive income (loss), net of income tax to earnings.
7. Goodwill

	December 31,	September 30,
	2005	2005
Operations
Communications (Com)	390	385
Siemens Business Services (SBS)	127	128
Automation and Drives (A&D)	956	936
Industrial Solutions and Services (I&S)	976	931
Siemens Building Technologies (SBT)	529	444
Power Generation (PG)	1,317	1,224
Power Transmission and Distribution (PTD)	632	629
Transportation Systems (TS)	173	172
Siemens VDO Automotive (SV)	1,545	1,529
Medical Solutions (Med)	2,156	2,100
Osram	88	86
Other Operations	244	235
Financing and Real Estate
Siemens Financial Services (SFS)	127	131
Siemens Real Estate (SRE)	—	—

Siemens	9,260	8,930

     The increase in goodwill of €330 in the three months ended December 31, 2005 results from €261 acquisitions and purchase accounting adjustments and €69 primarily for U.S.$. currency translation adjustments. Specifically, the acquisitions and purchase accounting adjustments related to PG, SBT, I&S, A&D, SV, Med, TS and SFS. As Logistics and Assembly Systems (L&A) was dissolved as of October 1, 2005, the Airport Logistics and Postal Automation divisions were transferred to I&S. In connection with this transfer, goodwill of €123 was reclassified to I&S on a retroactive basis. No goodwill was impaired or written-off in the three months ended December 31, 2005.
     Goodwill increased by €3 in the three months ended December 31, 2004. The increase of €265 in connection with acquisitions and purchase accounting adjustments was offset by €(262) foreign currency translation adjustments primarily due to the strength of the Euro particularly against the U.S.$. Acquisitions and purchase accounting adjustments related to PG, Com, Osram and I&S. No goodwill was impaired or written-off in the three months ended December 31, 2004.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
8. Other intangible assets, net

	December 31,	September 30,
	2005	2005
Software	2,348	2,253
Less: accumulated amortization	(1,397)	(1,312)

Software, net	951	941

Patents, licenses and similar rights	3,722	3,675
Less: accumulated amortization	(1,585)	(1,509)

Patents, licenses and similar rights, net	2,137	2,166

Other intangible assets, net	3,088	3,107

     Amortization expense for the three months ended December 31, 2005 and 2004, amounted to €153 and €151, respectively.
9. Accrued liabilities
     Thereof current portion:

	December 31,	September 30,
	2005	2005
Employee related costs	2,760	2,876
Product warranties	2,100	2,027
Income and other taxes	1,595	1,592
Accrued losses on uncompleted contracts	1,129	1,185
Other	2,595	2,489

	10,179	10,169

     Changes in current and non-current accruals for product warranties were as follows:

	Three months ended
	December 31,
	2005	2004
Accrual as of the beginning of the period (thereof current €2,027 and €2,096)	2,823	2,824
Amount charged to expense in the current period (additions)	233	181
Reduction due to payments in cash or in kind (usage)	(162)	(216)
Foreign exchange translation adjustment	11	(41)
Other changes related to existing warranties	(58)	64

Accrual as of the end of the period (thereof current €2,100 and €2,103)	2,847	2,812

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
10. Pension plans and similar commitments
Principal pension benefits: Components of net periodic pension cost

	Three months ended			Three months ended
	December 31, 2005			December 31, 2004
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	189	106	83	144	77	67
Interest cost	276	169	107	277	182	95
Expected return on plan assets	(347)	(231)	(116)	(319)	(226)	(93)
Amortization of:
Unrecognized prior service (benefit) cost.	(3)	(5)	2	(3)	(5)	2
Unrecognized net losses	173	134	39	139	118	21

Net periodic pension cost	288	173	115	238	146	92

Germany	173			146
U.S.	66			46
U.K.	41			37
Other	8			9
11. Shareholders’ equity
     Treasury Stock
     In the three months ended December 31, 2005, Siemens repurchased a total of 2,570,270 shares at an average price of €66.95 per share primarily for the purpose of selling them to employees, stock-based compensation plan participants and as settlement to former Siemens Nixdorf Informationssysteme AG (SNI) stockholders. In the three months ended December 31, 2005, 1,474,519 shares of Treasury Stock were sold (thereof, 1,470,700 shares to stock-based compensation plan participants to accommodate the exercise of stock options). The majority of the remaining treasury shares are to be issued to employees at preferential prices beginning in the second quarter of fiscal 2006 under a compensatory employee share purchase plan.
12. Commitments and contingencies
     Guarantees and other commitments
     The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	December 31,	September 30,
	2005	2005
Guarantees:
Credit guarantees	285	362
Guarantees of third-party performance	954	829
Other guarantees	595	602

	1,834	1,793

13. Stock-based compensation
     For a description of the Siemens stock-based compensation plans, see our Annual Report for the year ended September 30, 2005.
     Total stock-based compensation costs recognized in the income statement in the three months ended December 31, 2005 and 2004 amount to €36 and €30, respectively.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     I. Equity settled Awards
     Cash received in conjunction with the exercise of stock options and from our employee share purchase plan amounts to €81 and €20, respectively, in the three months ended December 31, 2005 and 2004.
     The Company has a policy of repurchasing shares on the open market to satisfy share option exercises and accordingly plans to repurchase shares needed to accommodate fiscal 2006 exercises.
     Stock Option Plans
     In November 2005, the Supervisory Board and Managing Board granted options under our 2001 Siemens Stock Option Plan to 597 key executives for 3,023,830 shares with an exercise price of €74.59, of which options for 315,495 shares were granted to the Managing Board.
     Details on option activity and weighted average exercise prices for the three months ended December 31, 2005 are as follows:

	Three months ended December 31, 2005
			Weighted Average
			Remaining	Aggregate intrinsic
		Weighted Average	Contractual Term	value in millions
	Options	Exercise Price	(years)	of €
Outstanding, beginning of the period	28,611,556	€71.93
Granted	3,023,830	€74.59
Options exercised	(1,497,950)	€54.73
Options forfeited	(183,425)	€74.90

Outstanding, end of period	29,954,011	€73.04	2.5	125

Exercisable, end of period	24,058,551	€72.90	2.0	125
     The total intrinsic value of options exercised in the three months ended December 31, 2005 and 2004 amounts to €19, and €3, respectively. The total grant-date fair value of options vested in the three months ended December 31, 2005 and 2004 was €76 and €84, respectively. As of December 31, 2005, unrecognized compensation costs related to fair value measured stock options amount to €15, which is expected to be recognized over a weighted average period of 1.5 years.
     The following table summarizes information on stock options outstanding and exercisable at December 31, 2005:

Options outstanding				Options exercisable
		Weighted	Weighted	Aggregate		Weighted	Weighted	Aggregate
	Number of	average	average	Intrinsic	Number of	average	average	Intrinsic
	Options	remaining life	exercise price	Value as of	Options	remaining life	exercise price	Value as of
Exercise prices	outstanding	(years)	per share	December 31, 2005	exercisable	(years)	per share	December 31, 2005
€53.70	6,044,068	1.9	€53.70	113	6,044,068	1.9	€53.70	113
€57.73	848,707	0.9	€57.73	12	848,707	0.9	€57.73	12
€72.54	2,876,585	3.9	€72.54		—	3.9	€72.54
€73.25	8,147,717	2.9	€73.25		8,147,717	2.9	€73.25
€74.59	3,018,875	4.9	€74.59		—	4.9	€74.59
€86.23	2,794,846	1.9	€86.23		2,794,846	1.9	€86.23
€87.19	6,223,213	1.0	€87.19		6,223,213	1.0	€87.19

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Fair value information
     The Company’s determination of the fair value of grants is based on a Black-Scholes option pricing model. Assumptions made in estimating the fair value of grants made during the three months ended December 31, 2005 are as follows:

Assumptions at
grant date
fiscal 2006
Risk-free interest rate	2.99%
Expected dividend yield	2.41%
Expected volatility	18.30%
Expected option life	3.5 yrs.
Estimated weighted average fair value per option	€4.06
Fair value of total options granted during fiscal year	€11
     A Black-Scholes option valuation model was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Changes in subjective assumptions can materially affect the fair value of the option. In fiscal 2006, the expected volatility is based on historical volatility of Siemens shares, implied volatility for traded Siemens options with similar terms and features, and certain other factors. The expected term is derived applying the simplified method, determined as the average of the vesting term and the contractual term. The risk-free interest rate is based on applicable governmental bonds.
     Stock awards
     In the three months ended December 31, 2005, the Company granted 1,076,860 stock awards to 5,198 employees, of which 25,221 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value for the three months ended December 31, 2005 are as follows:

		Weighted Average
		Grant-Date Fair
	Awards	Value
Nonvested, beginning of the period	1,136,048	€55.63
Granted	1,076,860	€57.28
Vested	—	€—
Forfeited	(12,939)	€55.99
Nonvested, end of period	2,199,969	€56.44
Exercisable, end of period	—	€—
     Fair value was determined as the market price of Siemens shares less the present value of expected dividends. Total fair value of stock awards granted in the three months ended December 31, 2005 and 2004, amounted to €62 and €64, respectively.
     As of December 31, 2005, unrecognized compensation costs related to stock awards amount to €102, which is expected to be recognized over a weighted average vesting period of 3.4 years.
     Employee share purchase plan
     Under a compensatory employee share purchase program, employees may purchase a limited number of shares in the Company at preferential prices once a year. Up to a stipulated date in the first quarter of each fiscal year, employees may order the shares, which are usually issued in the second quarter of each fiscal year. The employee share purchase program is measured at fair value. During the three months ended December 31, 2005 and 2004, the Company incurred compensation expense of €38 and €31, respectively, related to the sale of repurchased shares to employees, based on a preferential employee share price of €46.12 and €43.24, respectively, and a grant-date fair value of €21.19 and €16.87, respectively, per share. For information on corresponding Siemens share repurchases, see Note 11.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     II. Liability settled awards
     Stock appreciation rights (SARs)
     Where local regulations restrict the grant of stock options in certain jurisdictions, the Company grants SARs to employees under the same conditions as the 2001 Siemens Stock Option Plan except that SARs are exerciseable in cash only. Details on SARs activity and weighted average exercise prices for the three months ended December 31, 2005 are as follows:

	Three months ended December 31, 2005
			Weighted average
			exercise
	SARs		price
Outstanding, beginning of period	267,720		€73.05
Granted	97,270		€74.59
SARs forfeited	(4,685)		€72.89
Outstanding, end of period	360,305	*	€73.47

Exercisable, end of period	188,750		€73.25

*	Thereof 74,285 SARs with a €72.54 exercise price and a weighted average remaining life of 3.9 years, 188,750 SARs with a €73.25 exercise price and a weighted average remaining life of 2.9 years and 97,270 SARs with a €74.59 exercise price and a weighted average remaining life of 4.9 years.
     Since October 1, 2005, SARs are remeasured to fair value at each reporting date until the award is settled. The fair value of unvested SARs is based on a Black-Scholes option pricing model.
     As of December 31, 2005, the expected volatility is based on historical volatility of Siemens shares, implied volatility for traded Siemens options with similar terms and features, and certain other factors. The expected term is derived applying the simplified method, whereas the expected term equals the average of the vesting term and the contractual term. The risk-free interest rate is based on applicable governmental bonds. Changes in subjective assumptions can materially affect the fair value of the SAR.
     Phantom stock
     Where local regulations restrict the grants of stock awards in certain jurisdictions, the Company grants phantom stock to employees under the same conditions as the Siemens stock awards, except that grantees receive the share prices’ equivalent value in cash only at the end of the four year vesting period. In the three months ended December 31, 2005, 31,721 phantom stock rights were granted and 196 phantom stock rights forfeited, resulting in a period-end balance of 59,762 phantom stock rights. None of the phantom stock rights were vested as of December 31, 2005 and 2004.
     Since October 1, 2005, phantom stock rights are remeasured to fair value at each reporting date until the award is settled.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
14. Earnings per share

	Three months ended
	December 31,
	2005	2004
	(shares in thousands)
Income from continuing operations	815	1,083
Plus: interest on dilutive convertible debt securities	5	5

Income from continuing operations plus effect of assumed conversions	820	1,088

Weighted average shares outstanding—basic	890,700	890,441
Effect of dilutive convertible debt securities and stock options	46,499	45,628

Weighted average shares outstanding—diluted	937,199	936,069
Basic earnings per share (from continuing operations)	0.92	1.22
Diluted earnings per share (from continuing operations)	0.87	1.16
15. Segment information
     As of fiscal 2006, the Company has thirteen reportable segments referred to as Groups as described in Note 1 (fourteen Groups prior to L&A’s dissolution—see below for further information). The Groups are organized based on the nature of products and services provided.
     Within the Operations component, Siemens has eleven Groups (twelve Groups prior to L&A’s dissolution). Those Groups involve manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens origins in the electrical business. Also included in Operations are operating activities not associated with a Group, which are reported under Other Operations (see below) as well as other reconciling items discussed in Reconciliation to financial statements below.
     As a result of changes in the Company’s management approach, various modifications were made to the Groups. Based on a decision of the Managing Board in the fourth quarter of fiscal 2005, L&A was dissolved effective October 1, 2005. The Airport Logistics, Postal Automation and Electronics Assembly Systems divisions were transferred to I&S and A&D, respectively. Prior-year data have been recast into the new structure for purposes of comparison.
     As discussed in Note 2, Com’s MD business is reported as discontinued operations. Current and prior year Segment disclosure excludes the applicable information included in the Company’s financial statement presentation.
     The Financing and Real Estate component includes the Groups SFS and SRE. The Eliminations, reclassifications and Corporate Treasury component separately reports the consolidation of transactions among Operations and Financing and Real Estate as well as certain reclassifications and the activities of the Company’s Corporate Treasury.
     The accounting policies of these components, as well as the Groups included, are generally the same as those used for Siemens. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.
     New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.
Operations
     The Managing Board is responsible for assessing the performance of the Operations Groups. The Company’s profitability measure for its Operations Groups is earnings before financing interest, certain pension costs and income taxes (Group profit) as determined by the Managing Board as the chief operating decision maker (see discussion below). Group profit excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Groups’ performance. Group profit represents a performance measure focused on operational success excluding the effects of capital market financing issues.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Financing interest is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Groups and interest expense on payables to suppliers. Financing interest is excluded from Group profit because decision-making regarding financing is typically made centrally by Corporate Treasury.
     Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Group profit includes only amounts based on service costs of pension plans. All other pension related costs, including charges for the German pension insurance association and plan administration costs, are included in the line item Corporate items, pensions and eliminations.
     Furthermore, income taxes are excluded from Group profit since tax expense is subject to legal structures which typically do not correspond to the structure of the Operations Groups.
     The Managing Board also determined Net capital employed as additional information to assess the capital intensity of the Operations Groups. Its definition corresponds with the Group profit measure. Net capital employed is based on total assets excluding intracompany financing receivables and intracompany investments and tax related assets, as the corresponding positions are excluded from Group profit (Asset-based adjustments). The remaining assets are reduced by non-interest bearing liabilities other than tax related liabilities (e.g. accounts payable) and certain accruals (Liability-based adjustments) to derive Net capital employed. The reconciliation of total assets to Net capital employed is presented below.
     Other Operations primarily refers to operating activities not associated with a Group and certain centrally-held equity investments (such as BSH Bosch und Siemens Hausgeräte GmbH), but excluding the equity investment in Infineon, which is not considered under an operating perspective since Siemens intends to divest its remaining interest in Infineon over time.
Reconciliation to financial statements
     Reconciliation to financial statements includes items which are excluded from definition of Group profit as well as costs of corporate headquarters.
     Corporate items include corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities as well as corporate projects and non-operating investments. Pensions include the Company’s pension related income (expenses) not allocated to the Groups. Eliminations represent the consolidation of transactions within the Operations component.
     Corporate items, pensions and eliminations in the column Group profit consists of:

	Three months ended
	December 31,
	2005	2004
Corporate items	(160)	(146)
Pensions	(158)	(120)
Eliminations	(11)	(4)

	(329)	(270)

     Other interest expense of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.

SIEMENS AG
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     The following table reconciles total assets of the Operations component to Net capital employed of the Operations Groups as disclosed in Segment Information according to the above definition:

	December 31,	September 30,
	2005	2005
Total assets of Operations	82,855	81,454

Asset-based adjustments Intracompany financing receivables and investments	(15,978)	(16,987)
Tax related assets	(6,878)	(6,779)
Liability-based adjustments Pension plans and similar commitments	(5,233)	(4,917)
Accruals	(6,916)	(7,055)
Liabilities to third parties	(24,738)	(24,093)
Assets and Liabilities held for sale	(13)	44

Total adjustments (line item Other assets related reconciling items within the Segment Information table)	(59,756)	(59,787)
Net capital employed of Corporate items, pensions and eliminations	3,551	3,690

Net capital employed of Operations Groups	26,650	25,357

     The following table reconciles Net cash from operating and investing activities, Capital spending and Amortization, depreciation and impairments of the Operations component as disclosed in Segment Information to Siemens Consolidated Statements of Cash Flow:

	Net cash from
	operating and investing				Amortization, depreciation
	activities		Capital spending		and impairments
	Three months ended		Three months ended		Three months
	December 31,		December 31,		ended December 31,
	2005	2004	2005	2004	2005	2004
Total Operations—continuing—	(930)	(1,998)	1,120	1,033	599	556
Total Operations—discontinued—	(162)	(300)	3	17	4	21

Total Operations	(1,092)	(2,298)	1,123	1,050	603	577
Total Financing and Real Estate—continuing	88	(306)	170	141	98	90
Total Financing and Real Estate—discontinued	—	1	—	—	—	—

Total Financing and Real Estate	88	(305)	170	141	98	90
Eliminations, reclassifications and Corporate Treasury	22	298	—	—	—	—

Siemens Consolidated Statements of Cash Flow	(982)	(2,305)	1,293	1,191	701	667

Financing and Real Estate
     The Company’s performance measurement for its Financing and Real Estate Groups is Income before income taxes. In contrast to the performance measurement used for the Operations Groups, interest expense and income is an important source of revenue and expense for Financing and Real Estate.
Eliminations, reclassifications and Corporate Treasury
     Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, and certain currency and interest rate derivative instruments.

Quarterly summary
 (in € unless otherwise indicated)

	Fiscal year 2006	Fiscal year 2005
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net sales (in millions of €)	20,719	22,106	18,583	17,726	17,030
Income from continuing operations	815	497	618	860	1,083
Net income (in millions of €)	813	77	389	781	1,001
Net cash from operating and investing activities (in millions of €)(1)	(820)	659	(284)	142	(2,006)

Key capital market data

Basic earnings per share(1)	0.92	0.56	0.70	0.96	1.22
Diluted earnings per share(1)	0.87	0.54	0.67	0.92	1.16

Siemens stock price (2) High	73.78	66.18	63.20	63.60	62.54
Low	60.08	60.28	56.20	59.08	57.50
Period-end	72.40	64.10	60.34	61.05	62.38
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX index	5.61	– 3.20	– 6.12	– 3.80	– 3.47
Compared to Dow Jones STOXX index	8.28	– 1.46	– 7.23	– 6.68	– 0.01

Number of shares issued (in millions)	891	891	891	891	891

Market capitalization (in millions of €)(3)	64,435	57,118	53,768	54,400	55,492

Credit rating of long-term debt
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3

(1)	Continuing operations.
(2)	XETRA closing prices, Frankfurt.
(3)	Based on shares outstanding.

Siemens financial calendar*

Second-quarter financial report and Semiannual Press Conference	Apr. 27, 2006
Third-quarter financial report	July 27, 2006
Preliminary figures for fiscal year/Press conference	Nov. 9, 2006
Annual Shareholders’s Meeting for fiscal 2006	Jan. 25, 2007

*	Provisional. Updates will be posted at: www.siemens.com/financial_calendar
Information resources

Telephone	+49 89 636-33032 (Press Office) +49 89 636-32474 (Investor Relations)
Fax	+49 89 636-32825 (Press Office) +49 89 636-32830 (Investor Relations)

E-mail	press@siemens.com investorrelations@siemens.com
Address
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
Internet        www.siemens.com
Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.
© 2006 by Siemens AG, Berlin and Munich

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: February 1, 2006	/s/ Dr. Ralf Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President Financial Reporting and Controlling